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UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
Washington, D.C. 20549 Amendment No. 3 to SCHEDULE 13E-3	OMB Number: 3235-0007 Expires: December 31, 2007 Estimated average burden hours per response: 137.25

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

TIPPERARY CORPORATION
(Name of Issuer)

Santos International Holdings Pty Ltd.
Santos Acquisition Co.
Santos Limited
Tipperary Corporation
(Name of Person(s) Filing Statement)

Common Stock, $0.02 par value per share
(Title of Class of Securities)

888002300
(CUSIP Number)

Wesley Jon Glanville Company Secretary c/o Santos International Holdings Pty Ltd. A.B.N. 57 057 585 869 Santos House 91 King William Street Adelaide, South Australia 5000 Australia 011.618.8218.5111	David L. Bradshaw, President and CEO Tipperary Corporation 633 Seventeenth Street, Suite 1800 Denver, Colorado 80202 303.293.9379

Copies to:

Ralph K. Miller, Jr. Chamberlain, Hrdlicka, White, Williams & Martin 1200 Smith Street, Suite 1400 Houston, Texas 77002 713.658.1818	Brad H. Hamilton Jones & Keller, P.C. 1625 Broadway, Suite 1600 Denver, Colorado 80202 303.573.1600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3 (c)] under the Securities Exchange Act of 1934
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

  Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction	Amount of filing fee
Valuation $149,370,479*	$17,581

*
Set forth the amount on which the filing fee is calculated and state how it was determined.(1)

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:	$17,581
Form or Registration No.:	Preliminary Schedule 14A
Filing Party:	Tipperary Corporation
Date Filed:	August 11, 2005

(1)
Under the Amended and Restated Agreement and Plan of Merger, dated July 4, 2005, by and among Tipperary Corporation, Santos International Holdings Pty Ltd. ("SIH"), and Santos Acquisition Co. ("Merger Sub"), Merger Sub will merge with and into Tipperary Corporation with Tipperary Corporation being the surviving corporation of such merger. Under the merger, each outstanding share of Tipperary Corporation common stock will be converted into the right to receive $7.43 in cash, except for the portion of the shares held by SIH, Santos Limited or its subsidiaries, which shares will be cancelled in the merger without any payment of merger consideration therefor. As of August 11, 2005, there were 18,875,550 shares of common stock (net of treasury stock) issued and outstanding, not including shares held by SIH, Santos Limited or its subsidiaries. The filing fee was determined by adding (a) the product of 18,875,550 shares and the merger consideration of $7.43 per share of common stock, plus (b) $9,125,142, representing the net merger consideration ($7.43 less the applicable exercise price per share for each share received upon exercise of a Tipperary Corporation option or warrant payable to (i) holders of options that have vested or will vest prior to the effective time of the merger, and (ii) holders (other than SIH, Santos Limited or its subsidiaries) of warrants that are exercisable or will become exercisable prior to the effective time of the merger ((a) and (b) together being the "Merger Consideration"). The required fee, calculated in accordance with Section 14(g)(1) of the Securities Exchange Act of 1934, as amended, equals 0.0001177 of the Merger Consideration, or $17,581.

INTRODUCTION

        This Rule 13e-3 Transaction Statement on Schedule 13e-3 (this "Schedule 13e-3) is being filed with the United States Securities and Exchange Commission (the "SEC") under Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Tipperary Corporation, a Texas corporation and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein (the "Company"); Santos International Holdings Pty Ltd., a company organized under the laws of the Australian Capital Territory, Australia ("SIH"), a wholly-owned subsidiary of Santos Limited; Santos Limited, a company organized under the laws of South Australia, Australia ("Santos Limited"); and Santos Acquisition Co., a newly-incorporated Texas corporation ("Merger Sub") and a wholly-owned subsidiary of SIH.

        This Schedule 13e-3 relates to a proposed merger of Merger Sub with and into the Company under the Amended and Restated Agreement and Plan of Merger ("Merger Agreement"), dated July 4, 2005, by and among the Company, SIH and Merger Sub. At the effective time of the merger, (1) each share of the issued and outstanding common stock, $0.02 par value per share, of the Company (other than shares held by SIH, Santos Limited or its subsidiaries) will be converted into the right to receive $7.43 per share in cash; and (2) each option and warrant for shares of the Company's common stock (other than those held by SIH, Santos Limited or its subsidiaries) will be converted into the right to receive the excess of $7.43 over the exercise price per share under such options or warrants (the sum of (1) and (2) being referred to as the "Merger Consideration"). Shares of common stock and warrants to acquire common stock held by SIH, Santos or its subsidiaries will be canceled in the merger without the payment of any consideration therefor. In all cases, the Company will pay the Merger Consideration without interest and subject to applicable withholding taxes.

        Concurrently with the filing of this Schedule 13e-3, the Company is filing under Regulation 14A of the Exchange Act preliminary proxy materials on Schedule 14A (the "Proxy Statement"), pursuant to which the shareholders of the Company will be given notice of, and be asked to vote with respect to, the approval of the Merger Agreement. Each of the cross references indicated in the Items of this Schedule 13e-3 shows the location in the Proxy Statement of the information required to be included in response to such Item of this Schedule 13e-3. The information contained in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13e-3 are qualified in their entirety by the information contained in the Proxy Statement and the schedules, exhibits, appendices and annexes thereto.

        All information contained in this Schedule 13e-3 concerning (i) the Company, its subsidiaries, executive officers and directors has been supplied by the Company, and none of SIH, Santos Limited or Merger Sub takes responsibility for the accuracy of such information, and (ii) SIH, Santos Limited, Merger Sub and their respective executive officers and directors has been supplied by SIH, and the Company takes no responsibility for the accuracy of such information.

        All references in this Schedule 13e-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Item 1. Summary Term Sheet.

Item 1001.

        The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet" and "Questions and Answers about the Special Meeting and the Merger" is incorporated herein by reference.

Item 2. Subject Company Information.

Item 1002.

        (a)   The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet—The Companies" and "Special Factors—The Companies" is incorporated herein by reference.

        (b)   The information contained in the section of the Proxy Statement entitled "The Special Meeting—Record Date and Voting" is incorporated herein by reference.

        (c)-(d)    The information contained in the section of the Proxy Statement entitled "Price Range of Common Stock" is incorporated herein by reference.

        (e)   Not applicable.

        (f)    Not applicable.

Item 3. Identity and Background of Filing Person.

Item 1003(a) through (c).

        (a)   The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet—The Companies," "Special Factors—The Companies," "Information About Us" and "Information about SIH" is incorporated herein by reference.

        (b)   The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet—The Companies," "Special Factors—The Companies," "Information About Us" and "Information about SIH" is incorporated herein by reference.

        (c)   The information contained in the sections of the Proxy Statement entitled "Information About Us" and "Information about SIH" is incorporated herein by reference.

Item 4. Terms of the Transaction.

Item 1004(a) and (c) through (f).

        (a)(1)    Not applicable.

        (a)(2)    The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet," "Questions and Answers About the Special Meeting and the Merger," "Special Factors—Background of the Merger," "Special Factors—Fairness of the Merger; Recommendations of the Special Committee and the Board of Directors," "Special Factors—SIH's Reasons for and Purposes of the Merger," "Special Factors—Effects of the Merger," "The Special Meeting—Required Vote" and "Special Factors—Material Federal Income Tax Consequences to United States Holders" is incorporated herein by reference.

        (c)   The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet," "Questions and Answers About the Special Meeting and the Merger," "Special Factors—Interests of Certain Persons in the Merger" and "Special Factors—Effects of the Merger" is incorporated herein by reference.

        (d)   The information contained in the section of the Proxy Statement entitled "Special Factors—Appraisal Rights" and Annex D to the Proxy Statement, Articles 5.11 through 5.13 of the Texas Business Corporation Act, is incorporated herein by reference.

        (e)   The information contained in the section of the Proxy Statement entitled "Special Factors—Provisions for Unaffiliated Security Holders" is incorporated herein by reference.

        (f)    Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005(a) through (c) and (e).

        (a)   The information contained in the sections of the Proxy Statement entitled "Special Factors—Closing of the IPA Transactions and SIH's Acquisition of the Slough interest," "Special Factors—Voting Agreement with Certain Members of Our Management" and "Certain Relationships and Related Transactions" is incorporated herein by reference.

        (b)   The information contained in the sections of the Proxy Statement entitled "Special Factors—Background of the Merger" and "Special Factors—Closing of the IPA Transactions and SIH's Acquisition of the Slough interest" is incorporated herein by reference.

        (c)   The information contained in the sections of the Proxy Statement entitled "Special Factors—Background of the Merger," "Special Factors—Closing of the IPA Transactions and SIH's Acquisition of the Slough interest" and "Certain Relationships and Related Transactions" is incorporated herein by reference.

        (e)   The information contained in the sections of the Proxy Statement entitled "Special Factors—Voting Agreement with Certain Members of Our Management," "The Merger Agreement" and "Certain Relationships and Related Transactions" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 1006.

        (b)   The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet," "Special Factors—Effects of the Merger" and "The Merger Agreement—Merger Consideration" is incorporated herein by reference.

        (c)   The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet," "Special Factors—Background of the Merger," "Special Factors—Closing of the IPA Transactions and SIH's Acquisition of the Slough interest" and "Special Factors—Effects of the Merger," "Special Factors—Conduct of Tipperary's Business if the Merger is Not Completed" and "Price Range of Common Stock" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

Item 1013.

        (a)-(c)    The information contained in the sections of the Proxy Statement entitled "Special Factors—Background of the Merger," "Special Factors—Fairness of the Merger; Recommendations of the Special Committee and the Board of Directors," "Special Factors—Reasons for the Special Committee's Recommendation; Factors Considered," "Special Factors—Reasons for the Board of Director's Recommendation; Factors Considered" "Special Factors—Recommendation of the Merger by the Tipperary Board of Directors," and "Special Factors—SIH's Reason's For and Purposes of the Merger" is incorporated herein by reference.

        (d)   The information contained in the sections of the Proxy Statement entitled "Special Factors—Fairness of the Merger; Recommendations of the Special Committee and the Board of Directors," "Special Factors—Material Federal Income Tax Consequences to United States Holders," and "Special Factors—Effects of the Merger" is incorporated herein by reference.

Item 8. Fairness of the Transaction

Item 1014.

        (a)-(b)    The information contained in the sections of the Proxy Statement entitled "Special Factors—Fairness of the Merger; Recommendations of the Special Committee and the Board of Directors," "Special Factors—Recommendation of the Merger by the Tipperary Board of Directors," "Special Factors—SIH's Reason's For and Purposes of the Merger" and "Special Factors—Position of Santos Limited, SIH and Merger Sub as to the Fairness of the Merger" is incorporated herein by reference.

        (c)   The information contained in the section of the Proxy Statement entitled "The Special Meeting—Required Vote" is incorporated herein by reference.

        (d)-(e)-(f)    The information contained in the sections of the Proxy Statement entitled "Special Factors—Background of the Merger," "Special Factors—Fairness of the Merger; Recommendations of the Special Committee and the Board of Directors" and "Special Factors—Recommendation of the Merger by the Tipperary Board of Directors" is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

Item 1015.

        (a)-(c)    The information contained in the sections of the Proxy Statement entitled "Special Factors—Role of Financial Advisor to the Special Committee and Fairness Opinions," "Where You Can Obtain More Information" and Annex B to the Proxy Statement is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

Item 1007.

        (a)-(b)    The information contained in the section of the Proxy Statement entitled "Special Factors—Financing for the Merger" is incorporated herein by reference.

        (c)   The information contained in the section of the Proxy Statement entitled "Special Factors—Fees and Expenses" is incorporated herein by reference.

        (d)   Not applicable.

Item 11. Interest in Securities of the Subject Company.

Item 1008.

        (a)   The information contained in the section of the Proxy Statement entitled "Security Ownership of Management and Certain Beneficial Owners" is incorporated herein by reference.

        (b)   The information contained in the section of the Proxy Statement entitled "Common Stock Purchase Information" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

Item 1012(d) and (e).

        (d)   The information contained in the sections of the Proxy Statement entitled "Special Factors—Fairness of the Merger; Recommendations of the Special Committee and the Board of Directors, "Special Factors—Reasons for the Special Committee's Recommendation; Factors Considered," "Special Factors—Reasons for the Board of Director's Recommendation; Factors Considered," "Special Factors—Recommendation of the Merger by the Tipperary Board of Directors," "Special Factors—Voting Agreement with Certain Members of Our Management" and "The Special Meeting—Required Vote" is incorporated herein by reference.

        (e)   The information contained in the sections of the Proxy Statement entitled "Special Factors—Fairness of the Merger; Recommendations of the Special Committee and the Board of Directors," "Special Factors—Reasons for the Special Committee's Recommendation; Factors Considered," "Special Factors—Reasons for the Board of Director's Recommendation; Factors Considered," "Special Factors—Recommendation of the Merger by the Tipperary Board of Directors," "Special Factors—Voting Agreement with Certain Members of Our Management," "The Special Meeting—Required Vote" and "Special Factors—Position of Santos Limited, SIH and Merger Sub as to the Fairness of the Merger" is incorporated herein by reference.

Item 13. Financial Statements.

Item 1010 (a) through (b).

        (a)   The information contained in the sections of the Proxy Statement entitled "Selected Consolidated Financial Data," the Company's Consolidated Financial Statements on pages 17 through 62 of the Company's Annual Report on Form 10-K for the fiscal year 2004 filed with the SEC on March 24, 2005, and pages 1 through 18 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed with the SEC on May 16, 2005, is incorporated herein by reference.

        (b)   Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009.

        (a)-(b)    The information contained in the sections of the Proxy Statement entitled "The Special Meeting—Solicitation of Proxies" is incorporated herein by reference.

Item 15. Additional Information.

Item 1011(b).

        (b)   The information contained in the Proxy Statement, including all Annexes thereto, is incorporated herein by reference.

Item 16. Exhibits.

        (a)(1)    Definitive Proxy Statement filed with the Securities and Exchange Commission on September 27, 2005.

        (a)(2)    Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.*

        (a)(3)    Press Release dated July 14, 2005 (incorporated by reference to Exhibit 99.7 to the Current Report on Form 8-K filed by the Company on July 20, 2005).

        (a)(4)    Press Release dated July 5, 2005 (incorporated by reference to Exhibit 99.6 to the Current Report on Form 8-K filed by the Company on July 8, 2005).

        (a)(5)    Press Release dated July 1, 2005 (incorporated by reference to Exhibit 99.5 to the Current Report on Form 8-K filed by the Company on July 1, 2005).

        (b)   None.

        (c)   Opinion of Houlihan Lokey Howard & Zukin, attached as Annex B to the Proxy Statement.*

        (d)(1)    Amended and Restated Agreement and Plan of Merger, dated as of July 4, 2005, by and among Santos International Holdings Pty Ltd., Santos Acquisition Co. and Tipperary Corporation, attached as Annex A to the Proxy Statement.*

        (d)(2)    Amended and Restated Interest Purchase Agreement, dated as of July 4, 2005, by and between Santos International Holdings Pty Ltd. and Slough Estates plc, attached as Annex C to the Proxy Statement.*

        (d)(3)    Voting Agreement, dated July 13, 2005, by and among Santos International Holdings Pty Ltd., David L. Bradshaw, Kenneth L. Ancell, Marshall D. Lees, Jeff T. Obourn and Joseph B. Feiten, attached as Annex E to the Proxy Statement.*

        (f)    Articles 5.11 through 5.13 of the Texas Business Corporation Act, attached as Annex D to the Proxy Statement.*

        (g)   None.

*
Incorporated by reference to the Proxy Statement filed by Tipperary Corporation on September 27, 2005.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2005	SANTOS INTERNATIONAL HOLDINGS PTY LTD. A.B.N. 57 057 585 869
	By:	/s/ WESLEY JON GLANVILLE Wesley Jon Glanville, Company Secretary
Dated: September 27, 2005	SANTOS ACQUISITION CO.
	By:	/s/ WESLEY JON GLANVILLE Wesley Jon Glanville, Vice President
Dated: September 27, 2005	SANTOS LIMITED A.B.N. 80 007 550 923
	By:	/s/ WESLEY JON GLANVILLE Wesley Jon Glanville, Company Secretary
Dated: September 27, 2005	TIPPERARY CORPORATION
	By:	/s/ DAVID BRADSHAW David Bradshaw, President and CEO

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INTRODUCTION
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction
  Item 9. Reports, Opinions, Appraisals and Negotiations.
  Item 10. Source and Amounts of Funds or Other Consideration.
  Item 11. Interest in Securities of the Subject Company.
  Item 12. The Solicitation or Recommendation.
  Item 13. Financial Statements.
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 15. Additional Information.
  Item 16. Exhibits.
SIGNATURES